

Mail Stop 4631

July 14, 2016

<u>Via E-mail</u>
Mr. Eric L. Gerratt
Chief Financial Officer and Treasurer
US Ecology, Inc.
251 East Front Street, Suite 400
Boise, Idaho 83702

> **Re: US Ecology, Inc.**
> **Form 10-K for the Year Ended December 31, 2015**
> **Filed February 29, 2016**
> **Form 8-K**
> **Filed April 28, 2016**
> **File No. 0-11688**

Dear Mr. Gerratt:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K filed April 28, 2016

1. We note the headlines to your earnings release appear to give more prominence to Adjusted EBITDA without presenting the comparable GAAP measure. We further note you present Pro Forma Adjusted EBITDA for 2016 without presenting a corresponding GAAP amount. These items appear inconsistent with Question 102.10 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, me at (202) 551-3854.

Sincerely,

/s/ Melissa N. Rocha

Melissa N. Rocha
Senior Assistant Chief Accountant
Office of Manufacturing and Construction